Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in
earnings (losses) of investees	$(227,990)	$42,190	$55,308	$48,903	$42,255
Distributions of earnings from equity investees	21,882	17,046	—	—	—
Fixed charges	37,008	28,048	16,831	16,892	12,057
Adjusted earnings (loss)	$(169,100)	$87,284	$72,139	$65,795	$54,312

Fixed Charges:
Interest on indebtedness and amortization of deferred
finance costs and debt discounts	$37,008	$28,048	$16,831	$16,892	$12,057

Ratio of adjusted earnings (loss) to fixed charges	(4.6x) (1)	3.1x	4.3x	3.9x	4.5x

(1) The deficiency for the year was approximately $206.1 million.